LINCOLN GOLD CORPORATION
FINANCIAL STATEMENTS REQUEST FORM

CUSIP No. 533593109

ISIN No.:     CA 5335931096

Registered holders and beneficial owners of a company’s securities have the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company’s interim financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of these materials for Lincoln Gold Corporation (the “Corporation”), please complete this form and return it to:

Pacific Corporate Trust Company
2nd Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

A copy of the audited December 31, 2007 year end financial statements, report of the auditor and related MD&A will be mailed to each shareholder with the annual meeting materials. You will not receive copies of the interim financial statements from the Corporation for the ensuing year if you do not complete and return this form.

Copies of the Corporation’s previously issued and current annual and interim financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.SEDAR.com.

I confirm that I am a shareholder of the Corporation.

DATED: ___________________, 2008.
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Name and title of person signing if different from name above.